

April 27, 2011

Mr. Donald Allan Jr.
Senior Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

> **RE: Stanley Black & Decker, Inc.**
> **Form 10-K for the Fiscal Year ended January 1, 2011**
> **File No. 1-5224**

Dear Mr. Allan:

        We have reviewed your response letter dated April 18, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED JANUARY 1, 2011</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>Critical Accounting Estimates, page 42</u>

<u>Goodwill and Intangible Assets, page 43</u>

1. We have reviewed your response to prior comment 3 from our letter dated April 4, 2011. Please tell us supplementally what your six reporting units are.

Item 15(a)(1) and (2) – Index to Financial Statements and Financial Statement Schedule, page 56

Note P – Business Segments and Geographic Areas, page 107

2. We have reviewed your response to prior comment 5 from our letter dated April 4, 2011. We note your response that your operating segments are identical to your three reportable segments. Please address the following:
    *   Please provide us with a copy of the financial information that was reviewed by the CODM for the year ended January 1, 2011 as well as the end of your first quarter in 2011;
    *   Please provide us with a copy of the financial information that was reviewed by the Board of Directors for the year ended January 1, 2011 as well as the end of your first quarter in 2011;
    *   Please provide us with an organizational chart that shows the structure of your organization down to one level below the operating segment level. The chart should include names, job titles and job descriptions;
    *   Please tell us in detail what financial information below the operating segment level, if any, the CODM and/or Board of Directors receives and how you considered this financial information when you determined that you had only three operating segments; and
    *   Please help us understand how you have met the disclosure requirements set forth in ASC 280-10-50-40 regarding the revenues from external customers for each product and service or each group of similar products and services.

                                    *   *   *   *

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

                                            Sincerely,

                                            Rufus Decker
                                            Accounting Branch Chief